

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

September 21, 2009

John J. Longino, Chief Financial Officer
Alesco Financial Inc.
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

Re: Alesco Financial Inc.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-159661
Filed August 20, 2009

Dear Mr. Longino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>The Proposed Business Combination, page 9</u>

1. We note your response to comment 4 of our letter dated July 2, 2009. In the appropriate section, please revise to clarify if there will be any decisions that will be made at the Cohen level after the Series A preferred is converted into Series B preferred, which would allow Daniel Cohen to exercise his ownership of the recapitalized Cohen membership units in addition to his voting interests in AFN.

2.   We note your response to comment 5 and the revised disclosure on page 22
       discussing the adjustments that can be made to the exchange ratio. We also note
       that Daniel Cohen will own 31.9% of the membership interests of Cohen, which
       would also represent the same percentage ownership of substantially all of the
       assets and liabilities (except the certain debt and TruPS). Please revise to clarify
       if the adjustments are meant to prevent dilution of the LLC membership interests
       and ensure that Daniel Cohen will always own 31.9% of the resulting company
       upon conversion into AFN shares.

Interest of Board Members and Executive Officers in the Business Combination, page 15

3.   We note your response to comment 6. Please revise to clarify if the first bullet
       point means all current board members of both companies will be able to retain
       their positions. If not, please name the persons that will be retained.

Post Business Combination Employment Agreements, page 16

4.   We note your response to comment 7 and the revised disclosure on page 45 that
       Daniel Cohen has agreed to devote substantially all of his business time and
       efforts to the performance of the duties "required" by his office. Please revise to
       clarify if Mr. Cohen will enter into an employment agreement with the combined
       entity after the closing. Further, please revise to clarify if the qualification to time
       required by his office means he will not devote his full time to you post
       combination.

Unaudited Comparative Per Share Data, page 32

5.   We note your response to our prior comment 12. Please note that the exclusion in
       paragraph 1 of SFAS No. 128 for nonpublic companies is not applicable to target
       companies in Form S-4. Please revise to include all information required by Item
       3(f) of Form S-4.

Risk Factors, page 33

The New Cohen LLC Agreement prevents AFN …., page 44

6.   We note your response to comment 17 that you have revised the two risk factors.
       The prior comment sought revisions in your conflicts of interest disclosure.
       Please revise accordingly.

The combined company's substantial level of indebtedness …., page 62

7.   We note your response to comment 23. Please revise to disclose your total
        indebtedness here, including your nonrecourse debt. Otherwise, please tell us
        how defaults on your nonrecourse debt would not have a material impact on your
        operations going forward.

The Transactions, page 74

Results of the Business Combination, page 74

8.   We note your response to comment 26 that Daniel Cohen will have a 31.9%
        interest in Cohen following the merger. We also note that the convertible debt
        and TruPS will be held by AFN. Please revise to clarify if Daniel Cohen's
        economic interests are greater than 31.9% since the debt is held at the AFN level
        or advise us why such revision is not necessary.

9.   We note your response to comment 27. Please also revise to clarify if the
        "expected" figures for percentage ownership took into account full conversion of
        the LTIP units.

Cohen's Reasons for the Business Combination, page 90

10.   We note your response to comment 36 that the $76.8 million in recourse
        indebtedness of AFN is not subject to margin calls. Please revise to clarify that
        the reference to "long term financing" that should not be subject to margin calls
        solely relates to current debt owed. Otherwise, please revise to clarify the sources
        of future financing that will not be subject to margin calls or the posting of
        additional collateral or advise us why such revision is not necessary.

Opinion of AFN's Financial Advisor, page 93

11.   We note your response to comment 39 and your statement that "[t]he Company
        understands that the potential compensation payable to Stifel Nicolaus in
        connection with this transaction is not material …." We also continue to note that
        $400,000 of the fees owed to your fairness opinion's author is contingent on the
        completion of this transaction. Please provide us with a detailed analysis as to
        why you believe this compensation and/or conflict is not material. As such, it
        appears that a conflict of interests exists and should be disclosed in the
        appropriate sections, such as the conflicts of interest and/or risk factors sections.

12.   We note your response to comment 41 that you are concerned that the projections
        used in the evaluation by Stifel Nicolaus would be misleading. However, we
        continue to note that the disclosure here is based on such information. As such,
        the information is incorporated into the overall disclosure, but not specifically
        identified. Investors should be provided with the underlying disclosure used in
        this section. Further, since the projections were prepared by AFN and Cohen, the
        assumptions used should be discussed so that investors can ascertain the
        reasonableness of such information to determine how much reliance they should
        place on your disclosure here. Accordingly, please disclose these projections and
        the bases for the projections, including all disclosures required by Item 10(b) of
        Regulation S-K. You may include appropriate cautionary language along with
        your presentation of the projections in the registration statement.

NAV Contribution Analysis, page 97

13.   Please revise to clarify how "realizable value" was determined.

Redemption or Conversion of Membership Units, page 130

14.   We note the revised disclosure that the cash exchange ratio is partially based on
        the value of the AFN's shares. Please clarify if the value is based on the quoted
        price on a national exchange. Absent a listing, please clarify how value will be
        determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of Alesco Financial Inc., page 151

TruPS Portfolio, page 170

15.   Please expand your disclosures of your TruPS Portfolio and your Results of
        Operations to discuss the specific causes for the lack of price correlation between
        the CDO notes payable and the underlying assets during the three months ended
        June 30, 2009 and the effect on your statements of income.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of Cohen Brothers, LLC, page 217

Equity Based Compensation, page 222

16.   We note that you have engaged third party appraisers to value your equity
        interests or used internal valuation models. Please tell us the role the third party
        appraisers had in the determination of the value assigned to your equity based
        compensation.

Compensation and Benefits, page 261

17.   We note your response to our prior comment 55. Please tell us how you accounted for the modification of the awards in the first quarter of 2007. Specifically tell us the amount of excess, if any, of the fair value of the modified awards over the fair value of the original awards immediately before the terms were modified, measured based on the share price and other pertinent factors at that date. See paragraph 51 of SFAS No. 123(R).

Cohen Executive Compensation, page 330

18.   We reissue comment 58. Each element of compensation should be explained and the considerations discussed in this section. The disclosure should further discuss how actual performance by the named executive officers lead to the amounts paid for each element. Please revise your disclosure accordingly.

Unaudited Pro Forma Condensed Combined Financial Information for the Combined Company, page 350

Note 3 – Pro Forma Adjustments, page 356

19.   We note your response to our prior comment 70. Since the refinancing was a condition of the business combination, it appears that it is directly attributable to the acquisition. Please revise your pro forma statements to reflect the financing in accordance with Article 11 of Regulation S-X.

Alesco Financial Inc. Financial Statements

Schedule IV – Mortgage Loans on Real Estate, page F-45

20.   We note your response to our prior comment 72 and note that you did not disclose the principal amount of loans subject to delinquent principal or interest on Schedule IV of your amendment. Please revise.

Consolidated Statements of Cash Flows For the Six-Month Period Ended June 30, 2009, page F-51

21.   We note that you included a line item titled 'Proceeds from sale of real estate owned' in Net cash provided by operating activities. Please tell us why you believe that the classification of these proceeds is appropriate as an operating cash flow, rather than an investing cash flow, in accordance with SFAS 95.

Note 8: Derivative Financial Instruments, page F-74

22.   Please revise to present the fair value of your derivatives on a gross basis, rather than net, in accordance with SFAS 161.

Cohen Brothers, LLC Financial Statements

7. Goodwill, page F-118

23.   We note your response to our prior comment 75. You state that goodwill was assigned to the Strategos reporting unit and that your goodwill is assessed at that level. Please tell us how you determined the appropriate level to assess your goodwill in accordance with SFAS 142 and SFAS 131. Please tell us if you have aggregated any operating segments within your reportable segments and discuss how you determined your components.

Annex D

24.   We note your response to comment 77. We continue to note the statement at the bottom of page D-3 that the opinion is "solely for the information of, and directed to, the Special Committee…." We reissue our prior comment.

25.   We note your response to comment 78. We note that the second to last paragraph of this opinion states that the opinion cannot be referenced or used in any registration statement or proxy. Please reconcile the limitation with your use here.

Exhibit 10.25

26.   Please note that the exhibit index should also indicate a request for confidential treatment for portions of the agreement.

Form 10-K/A for the Year Ended December 31, 2008

Item 9. Controls and Procedures, page 44

27.   We note your disclosure that during July 2009, computational errors in certain models used to produce amounts in the December 31, 2008 financial statements were identified, and that these errors did not result in a need to modify the December 31, 2008 financial statements. Please quantify for us the effect of these errors on your financial statements for the year ended December 31, 2008 and how you determined that you did not need to modify the December 31, 2008 financial statements. Please also quantify for us the effect of these errors in your financial statements for the quarter ended March 31, 2009.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Jonathan Wiggins at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Darrick M. Mix, Esq.
       Duane Morris LLP